UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ATHLON ENERGY INC.

(Name of Subject Company)

ATHLON ENERGY INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047477 104

(CUSIP Number of Class of Securities)

Robert C. Reeves

President and Chief Executive Officer

Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean T. Wheeler

Michael E. Dillard

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Athlon Energy Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Alenco Acquisition Company Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Parent”), to purchase all of the Company’s outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $58.50 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Form of Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on October 10, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a)                                 The information set forth in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent” of the Schedule 14D-9 is hereby amended as follows:

•                                          By adding a new section entitled “Release Letters” and including the following paragraphs immediately before the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent—Non-Exchange Agreements”:

“On November 3, 2014, Parent and Acquisition Sub executed letters addressed to each other party to the Tender Support Agreements (each, a “Release Letter”), wherein Parent and Acquisition Sub agreed to waive and release  such other parties from all of their respective covenants and obligations under the Tender Support Agreements.

The foregoing summary description of the Release Letters is qualified in its entirety by reference to the full text of a form of Release Letter, a copy of which is filed as Exhibit (e)(20) hereto and is incorporated herein by reference.”

(b)                                 The information set forth in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent—Non-Exchange Agreements” of the Schedule 14D-9 is hereby amended as follows:

•                                          By adding the following text to the second paragraph of the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent—Non-Exchange Agreements”:

“The Holdings Partners will not hold any Subject Units or Shares, after consummation of the Merger.”

•                                          By amending and restating the third paragraph of the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent—Non-Exchange Agreements” as follows:

“The Holdings Partners are also parties to a Tax Receivable Agreement, dated as of August 7, 2013, with the Company (the “Tax Receivable Agreement”), pursuant to which each Holdings Partner is entitled to a certain payment following an Exchange. Under the Non-Exchange Agreement, the Company has agreed to pay (by Parent depositing the applicable amount with the paying agent promptly following the Effective Time) each Holdings Partner a certain amount as consideration for all amounts due and payable to such Holdings Partner under the Tax Receivable Agreement. Such consideration is equal to the estimated amount each Holdings Partner would have been entitled to receive under the Tax Receivable Agreement. Furthermore, each Holdings Partner has agreed not to exercise its Early Payment Right (as defined in the Tax Receivable Agreement). The number of Subject Units held by, and amount of consideration due to, each Holdings Partner who is an executive officer of the Company is set forth below:”

•                                          By adding the following paragraph immediately before the last paragraph of the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub and Parent—Non-Exchange Agreements” as follows:

“Other than Mr. Reeves, none of the Company’s directors is a party to, or will receive consideration under, a Non-Exchange Agreement.”

Item 4.         The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                                          By amending and restating the first paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“Holdings was founded in August 2010. The Company was formed as part of a corporate reorganization in April 2013, completed its inaugural bond offering for $500 million in April 2013 and completed its initial public offering in August 2013. At the time of the initial public offering, the Company owned 97.8% of Holdings, its primary operating subsidiary, and certain members of the Company’s management owned the remaining 2.2% of Holdings. These members of management also entered into a Tax Receivable Agreement at the time of the initial public offering entitling them to 85% of certain potential tax benefits to be received by the Company in the future. The retained ownership in Holdings by the Company’s management was intended to provide management with the benefits of pass-through tax treatment on the Holdings units, while also providing management with the opportunity to convert those units into shares of Common Stock on a one-for-one basis at any time.  In the event of any such conversion, the holder of a Holdings unit would recognize a gain for federal income tax purposes based on the value of the shares of Common Stock at the time of conversion.  For that reason, the Company’s management was more likely to dispose of its existing shares of Common Stock prior to converting Holdings units into shares of Common Stock.  Management’s ability to dispose of shares of Common Stock could have been limited by numerous factors and, in any event, would likely have taken several years to complete in an orderly process.”

•                                          By adding the following paragraphs immediately after the third paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation”:

“On April 16, 2014, Mr. Shaun Finnie of Evercore Group L.L.C. (“Evercore”) spoke with Mr. Robert C. Reeves, Chairman, President and Chief Executive Officer of the Company. Mr. Finnie asked Mr. Reeves whether he would be interested in selling the Company in an all-cash transaction to Parent. Mr. Reeves indicated that he would be open to considering the opportunity. The same day, Mr. Finnie proposed the idea of a sale of the Company to Parent to three members of the Board: Messrs. Gregory Beard, Rakesh Wilson, and Wilson Handler of Apollo Global Management, LLC, an affiliate of Apollo (“Apollo Parent”).

On April 22, 2014, Mr. Finnie contacted representatives of Parent to discuss Parent’s strategic plans, including whether Parent may be interested in an acquisition in the Permian Basin. In those conversations, Mr. Finnie and the representatives of Parent discussed various companies in the Permian Basin, including the Company. The representatives of Parent advised Mr. Finnie that Parent would be unable to retain Evercore in any potential acquisition.

In May and June, Mr. Finnie contacted a representative of Parent to discuss whether Parent remained interested in a potential acquisition in the Permian Basin. One of the companies discussed in those conversations was the Company. The representative of Parent indicated that Parent remained interested in a potential acquisition in the Permian Basin.

On June 26, 2014, affiliates of Apollo Parent entered into an agreement to purchase Parent’s Bighorn assets in Alberta, Canada for $1.8 billion.  Evercore advised the affiliates of Apollo Parent in connection with the Bighorn transaction.

On June 28, 2014, Mr. Finnie had a discussion with Mr. Reeves in which he conveyed to Mr. Reeves Parent’s potential interest in the Company.

On July 11, 2014, Mr. Finnie met with representatives of Parent and discussed various topics of interest to Parent, including a potential acquisition in the Permian Basin. One of the companies discussed in those discussions was the Company.  Mr. Finnie contacted Mr. Reeves and Mr. Beard. Mr. Finnie updated Mr. Reeves and Mr. Beard regarding his contacts with Parent.

On July 14, 2014, Mr. Finnie spoke with Mr. Beard  and informed Mr. Beard that Evercore had conversations with representatives of Parent regarding the Company.

On July 21 and July 22, 2014, Mr. Finnie corresponded with a representative of Parent regarding arranging a meeting between Parent and the Company.

On July 24, 2014, Parent informed Mr. Finnie that Parent wanted to postpone a meeting between Parent and the Company because Parent wanted to keep the process confidential.  Mr. Finnie spoke with Mr. Beard and conveyed that Parent wanted to keep the idea of a potential transaction between Parent and the Company confidential. Mr. Beard indicated that he would be amenable to speaking with a representative of Parent regarding a potential transaction.”

•                                          By amending and restating the former fifth paragraph (as restated by this Amendment, now the fourteenth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On August 6, 2014, a representative of Tudor, Pickering, Holt & Co. Advisors, LLC (“TPH”), financial advisor to Parent, attempted to contact Mr. Reeves, but was unable to reach him. On August 7, 2014, the representative of TPH reached Mr. Reeves by telephone and inquired whether the Company would be willing to have dinner with Mr. Doug Suttles, President & Chief Executive Officer of Parent, for the purpose of exploring a potential transaction with Parent. Mr. Reeves indicated that the Board had not been considering a sale of the Company, but that he would be willing to have dinner with Mr. Suttles.”

•                                          By amending and restating the former sixth paragraph (as restated by this Amendment, now the fifteenth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On August 11, 2014, Mr. Reeves and Mr. Suttles had dinner in Grapevine, Texas.  At that dinner, Mr. Suttles indicated that Parent would be interested in pursuing an acquisition of the Company at a price of $52.00 per Share in cash.  Mr. Suttles explained that, in November 2013, Parent’s board of directors announced a new strategy to put Parent on track to be a leading North American resource play company.  Among the key elements of Parent’s strategy are focusing Parent’s capital investment in oil and liquids-rich resource plays in North America and growing liquids production to build greater commodity diversity in its portfolio while retaining significant high quality natural gas resource options.  Having studied North America’s premier basins, Parent identified the Permian as a resource play in which Parent may wish to invest. With the assistance of TPH, Parent then identified the Company, among others, as a potential acquisition candidate in the Permian.  During dinner, Mr. Suttles indicated that, while Parent was very interested in pursuing a potential transaction with the Company, if the Company chose to conduct a pre-signing sale process of any kind Parent would not participate, as this would enhance the risk of premature disclosure of any such transaction and the likelihood that Parent would become a stalking horse bidder.  While Mr. Suttles did not explicitly state that Parent would withdraw its proposal to acquire the Company if the Company conducted a pre-signing sale process, this was implied.  Mr. Suttles also indicated that, if the Company was interested in pursuing a potential transaction, Parent would need to conduct a due diligence review of the Company after executing a mutually agreeable confidentiality agreement and sending a due diligence request list. Mr. Reeves responded that he would advise the Board of Parent’s interest in an acquisition of the Company at a price of $52.00 per Share.”

•                                          By adding the following paragraph immediately before the former seventh paragraph (as restated by this Amendment, now the seventeenth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation”:

“Prior to their meeting on August 11, 2014, there were no relationships or business dealings between Mr. Reeves and Mr. Suttles or the Company and Parent.  On June 26, 2014, Parent had entered into an agreement to sell its Bighorn assets in Alberta to Jupiter Resources Inc., a company controlled by funds directly or indirectly managed by Apollo Parent, for $1.8 billion.”

•                                          By amending and restating the former eighth paragraph (as restated by this Amendment, now the eighteenth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On August 12, 2014, the Board held a telephonic meeting with a representative of the Company’s outside legal counsel, Latham & Watkins LLP (“Latham & Watkins”). At the meeting, Mr. Reeves informed the Board of his discussion with Mr. Suttles. The Board then discussed the proposed transaction, the proposed cash purchase price of $52.00 per Share suggested by Parent (which was determined to be below the Board’s current assessment of the Company’s long-term value) and the best interests of the Company’s stockholders. The Board elected not to form a special committee to negotiate with Parent and to control the sales process because no conflicts of interest were identified that would impair the independence of the Company’s directors.  The Board discussed potential investment bankers for the role of financial advisor in the event Parent increased its suggested purchase price to a level deemed more compelling by the Board. Thereafter, the Board authorized Mr. Reeves to explore the potential engagement of Goldman, Sachs & Co. (“Goldman Sachs”), which the Company had engaged and worked with on several prior occasions, as the Company’s financial advisor in connection with an evaluation of the proposed transaction. The Board selected Goldman Sachs based on Goldman Sachs’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates.  The Board considered Goldman Sachs’ significant experience in performing financial analyses and evaluating fairness in connection with transactions of this nature.  The Board also discussed whether to retain Evercore at a later date if negotiations with Parent continued given Evercore’s familiarity with the Company and Parent, including Evercore having advised Parent in connection with the sale of Parent’s Jonah field assets in Wyoming for $1.8 billion in March 2014. After further discussion, the Board directed Mr. Reeves to contact Mr. Suttles and advise him that the Company was not prepared to engage in discussions regarding a possible transaction with Parent at $52.00 per Share.”

•                                          By amending and restating the former thirteenth paragraph (as restated by this Amendment, now the twenty-third paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“Later in the day on August 15, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins and Goldman Sachs present at the Board’s request. Mr. Reeves advised the Board that, as directed, he had called Mr. Suttles and informed him that the Board was not prepared to engage in discussions regarding a possible strategic transaction with Parent at $52.00 per Share, but that the Board would be open to considering a more compelling offer. Mr. Reeves also informed the Board of Mr. Suttles’ call earlier that day, during which Mr. Suttles reiterated Parent’s desire to engage in a strategic transaction with the Company and increased the previous price per Share to $52.90. The Board then engaged in a discussion regarding the possible transaction, the suggested purchase price, the long-term value of the Company and the best interests of the Company’s stockholders. The Company did not attempt to calculate the value of synergies that might be realized as a result of a strategic transaction with Parent because, among other things, the consideration consisted of 100% cash.  Representatives of Goldman Sachs then reviewed its preliminary financial analysis of the Company. After discussion, the Board concluded that (1) the revised proposal was not sufficient to warrant further dialogue, (2) Parent’s lack of access to the Company’s confidential information could be limiting its ability to properly value the Company, (3) a number of analysts following the Company had higher price targets than Parent and the analyst models appeared to do a better job of incorporating recent publicly available information about the Company, and (4) it might be helpful for representatives of Goldman Sachs to reach out to TPH to discuss the disconnect between Parent’s valuation and the valuation of others using publicly available information. The Board determined that the revised proposal was not sufficient to warrant the further expenditure of significant Company resources. The Board considered the Company’s operating and strategic plans, both near-term and long-term, including the opportunities and risks associated with the Company’s ability to achieve its growth objectives. The Board asked Mr. Reeves to develop a plan for communicating the foregoing to Mr. Suttles and for representatives of Goldman Sachs to arrange a time for discussions with TPH regarding publicly available information with respect to certain selected companies and the Company, and the implications of such information with regard to the Company’s value.”

•                                          By amending and restating the former eighteenth paragraph (as restated by this Amendment, now the twenty-eighth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“Also on August 27, 2014, Mr. Reeves updated the Board on the financial advisor meetings from the previous day. Mr. Reeves stated that the Company expected to get another proposal by the end of the week, and confirmed that no non-public information had been shared at the meeting between representatives of the financial advisors. Later that day, with the Board’s approval, Mr. Reeves then contacted a representative of Evercore to discuss the potential engagement and involvement of Evercore in connection with the Company’s negotiations with Parent.

The Board selected Evercore to assist with negotiations with Parent based on Evercore’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company, Parent and the industry in which they operate. The Board elected to retain Evercore later in the process because it was satisfied that Goldman Sachs could perform the necessary financial analyses and evaluate fairness related to the proposed transaction with Parent.  Evercore was retained primarily to assist in negotiations with Parent.  Evercore had performed work for the Company, including as an underwriter on the July 31, 2014 common stock by Apollo, Parent, including advising Parent in connection with the sale of Parent’s Jonah field assets in Wyoming for $1.8 billion in March 2014, and affiliates of Apollo Parent, including advising such affiliates of Apollo Parent in connection with the June 26, 2014 agreement to purchase from Parent its Bighorn assets in Alberta, Canada for $1.8 billion.  The latter transaction had not yet closed as of the time of the engagement.  While employed by other institutions and prior to joining Evercore, Mr. Finnie worked on matters in which Parent and Apollo Parent were clients.”

•                                          By amending and restating the former nineteenth paragraph (as restated by this Amendment, now the thirtieth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On August 28, 2014, the Board held a telephonic meeting with representatives of each of Latham & Watkins, Goldman Sachs and Evercore in attendance. Mr. Reeves informed the Board that he had asked a representative of Evercore to assist the Company with its assessment of a strategic transaction between the Company and Parent. Mr. Reeves disclosed Evercore’s relationships with Parent’s management team. Mr. Reeves indicated that, as previously discussed with the Board, Evercore’s constructive relationships with Parent and its knowledge of the Company would be useful to the Company in considering a potential transaction with Parent. Mr. Reeves reported that representatives of Goldman Sachs and TPH had discussed Parent’s revised proposal of $52.90 per Share in cash. According to Mr. Reeves, representatives of Goldman Sachs had advised TPH that the proposed valuation was below what might be acceptable to the Company and that TPH should look to publicly available information, including analyst reports with respect to their projections for the Company’s cash flows. Mr. Reeves also noted that representatives of Goldman Sachs and TPH had discussed generally certain publicly available information with respect to certain selected companies and the Company, and the implications of such information with regard to the Company’s value. Representatives of Goldman Sachs reported that representatives of TPH indicated that they would continue to evaluate publicly available information and consult with Parent about a potential increase in the price per Share, which they understood would be needed in order to provide Parent with access to the Company’s confidential information and move the transaction forward. A representative of Evercore then shared with the Board his views on Parent’s strategic direction and provided preliminary thoughts around valuation parameters in comparable transactions. The Board and representatives of its financial advisors discussed various valuation parameters, the Company’s stock price performance since its initial public offering and the Board’s assessment of an appropriate purchase price for the Company given its intimate familiarity with the Company’s assets and business plan and independent knowledge and expertise with transactions of this nature. The Board considered the best interests of the Company’s stockholders and assessed additional matters related to the transaction, including the Company’s operating and strategic plans, both near-term and long-term, and the opportunities and risks associated with the Company’s ability to achieve its growth objectives. The Board and its financial advisors then discussed pushing Parent for a purchase price that was not less than $60.00 in cash per Share, while also maintaining the flexibility to accept a price below that number.  The Board then considered the range of prices that would warrant further discussion with Parent and the exchange of confidential information, with the view being that such actions would be warranted at a price above $55.00 per Share.  The Board arrived at the $60.00 and $55.00 per Share amounts based on the Board’s experience in transactions of this nature, its general and extensive industry knowledge of valuation metrics for similar companies, discussions with the Board’s financial advisors, the significant premium to current and recent trading prices for the Shares, the Board’s assessment of the Company’s strategic position and prospects, a review of analyst reports, the likelihood of obtaining additional value above the $55.00 threshold level as part of the final negotiations for the sale of the Company and other factors.  The Board asked representatives of each of Evercore and Goldman Sachs to continue their discussions with TPH regarding the perceived disconnect between the parties’ valuations of the Company and whether resolution of that disconnect could lead to a transaction at a higher price per Share for the Company. The Board then instructed the Company’s financial advisors to push for a price of not less than $60.00 per Share.”

•                                          By amending and restating the former twenty-sixth paragraph (as restated by this Amendment, now the thirty-seventh paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On September 4, 2014, Mr. Suttles contacted Mr. Reeves by telephone and indicated that Parent might be prepared to acquire the Company at a price of $57.00 per Share but that Parent and its advisors would need to conduct a full due diligence review of the Company. Mr. Suttles also indicated that while Parent continued to be very interested in pursuing a potential transaction with the Company, if the Company conducted a pre-signing sale process of any kind, Parent would not participate.  While Mr. Suttles did not explicitly state that Parent would withdraw its proposal to acquire the Company if the Company conducted a pre-signing sale process, this was implied.  Mr. Reeves advised Mr. Suttles that the Board believed a price not less than $60.00 in cash was appropriate, but that Parent’s revised offer was sufficient to continue discussions and enter into a mutually agreeable confidentiality agreement. Mr. Suttles indicated that Parent wanted to move quickly and that he would provide Mr. Reeves with a draft confidentiality agreement and a due diligence list later in the day.”

•                                          By amending and restating the former twenty-ninth paragraph (as restated by this Amendment, now the fortieth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On September 5, 2014, the Board held a telephonic meeting with its financial and legal advisors in attendance. Mr. Reeves informed the Board that he had received a draft of the Confidentiality Agreement and a due diligence request list from Parent, and the Board instructed Latham & Watkins to proceed with negotiations on the Confidentiality Agreement and arrangements for providing Parent and its representatives with access to the Company’s confidential information. The Board held further discussions about the proposed transaction, the revised purchase price and severance alternatives for protection of the Company’s non-executive employees (none of which included the Company’s directors) in the event of a termination of employment in connection with the proposed transaction. A representative of Evercore updated the Board on recent conversations with representatives of TPH and indicated that he had also expressed the Board’s view that a price of $60.00 per Share would be more appropriate.”

•                                          By amending and restating the former thirty-fifth paragraph (as restated by this Amendment, now the forty-sixth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On September 11, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins to provide a general update on the proposed transaction and discussions between the parties. In particular, the Board discussed Parent’s ongoing diligence efforts and various severance options for the Company’s non-executive employees. The Board next discussed the price and timing of a possible transaction, including the benefits of accelerating the signing of definitive agreements and recent volatility in the capital and commodity markets. Mr. Reeves commented on the risks to the Company associated with pursuing the possible transaction with Parent, including the risk of leaks and speculation in the Company’s securities and the possible loss of productivity and employee loyalty. The Board then discussed these issues and expressed its preference for communicating to Parent a September 22, 2014 goal for the execution of definitive agreements, assuming agreement could be reached on price and other terms. The Board discussed with management the role of the Company’s financial advisors and decided to request a fairness opinion from Goldman Sachs but not from Evercore, as one fairness opinion from a highly reputable investment banking firm was considered satisfactory and Evercore had been retained primarily to facilitate the negotiation with Parent due to its familiarity with both Parent and the Company.  A representative of Latham & Watkins provided the Board with an overview of its fiduciary duties in connection with a consideration of strategic alternatives, including duties of care and loyalty, the need to assess the existence of any Board member conflicts of interest, none of which were noted (the Board was made aware of and considered the pending acquisition by affiliates of Apollo of Parent’s Bighorn assets in Alberta, Canada for $1.8 billion, in which Evercore advised affiliates of Apollo), and the enhanced scrutiny associated with a change of control transaction. The representative of Latham & Watkins also discussed with the Board the possibility of including a “go shop” provision in the Merger Agreement and whether to conduct a pre-signing market check with a limited group of buyers. The Board discussed the value of asking for a go shop and considered the risks associated with a pre-signing market check, which included enhanced risk of premature disclosure of the transaction, the loss of interest by Parent in pursuing a potential transaction with the Company, a potential reduction in the purchase price if the results of the pre-signing market check were discovered or could be inferred by Parent and the possible significant damage to the Company resulting from a failed sales process. Representatives of Goldman Sachs and Evercore joined the meeting and there was discussion regarding possible pricing and timing of the proposed transaction. The Board then considered the best interests of the Company’s stockholders and assessed additional matters related to the transaction, including the Company’s operating and strategic plans, both near-term and long-term, and the opportunities and risks associated with the Company’s ability to achieve its growth objectives.”

•                                          By amending and restating the former forty-fifth paragraph (as restated by this Amendment, now the fifty-sixth paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“On September 19, 2014, the Board held a telephonic meeting with representatives of each of Latham & Watkins, Goldman Sachs and Evercore in attendance. Representatives of Goldman Sachs reviewed their preliminary financial analyses of the proposed transaction. During and following such review, the Board discussed and asked questions regarding the financial analyses. The Board further considered and discussed the  Company’s risked resource summary, cash flows and production over time, the net asset value summaries, precedent U.S. public E&P transactions, historical mergers and acquisitions premia on cash transactions and related matters. A representative of Evercore then indicated that Evercore had conducted separate financial analyses and, while those analyses were not requested by, nor being provided to, the Board and Evercore would not be delivering a fairness opinion, Evercore’s independent financial analyses yielded similar results.  After representatives of the financial advisors left the teleconference, Mr. Reeves provided a brief update on the diligence efforts and other matters related to the transaction.”

•                                          By amending and restating the former fifty-first paragraph (as restated by this Amendment, now the sixty-second paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“During his explanation of the proposed terms, Mr. Suttles emphasized Parent’s position that it would not agree to the inclusion of a “go shop” in the Merger Agreement and that, if the Board chose to conduct a sale process, Parent would not participate.  While Mr. Suttles did not explicitly state that Parent would withdraw its proposal to acquire the Company if the Company conducted a pre-signing sale process, this was implied.  Mr. Reeves indicated that the Board would consider Parent’s proposal.”

•                                          By amending and restating the former fifty-second paragraph (as restated by this Amendment, now the sixty-third paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation” as follows:

“Following Parent’s proposal, the Company met separately with representatives of Latham & Watkins to discuss the revised terms. The Board held a telephonic meeting with representatives of Latham & Watkins present in Salt Lake City participating. Mr. Reeves sent the proposal to the Board and explained, among other particulars, Parent’s strong resistance to any “go shop” provision in the Merger Agreement and Parent’s rationale for a $58.00 price per Share.  The Board agreed that the current proposal offered attractive value for the Company’s stockholders based on the Board’s experience in transactions of this nature, its general and extensive industry knowledge of valuation metrics for similar companies, discussions with the Board’s financial advisors, the significant premium to current and recent trading prices for the Shares, the Board’s assessment of the Company’s strategic position and prospects, a review of analyst reports and other factors.  In an effort to obtain still greater value for its stockholders, the Board decided to make a counterproposal that included a lower termination fee and a per Share price of $59.00, which the Board believed would enable it to obtain a final price above the current proposal of $58.00 per Share as part of the final negotiations for the sale of the Company.”

•                                          By adding the following paragraph immediately before the former sixtieth paragraph (as restated by this Amendment, now the seventy-second paragraph) of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation”:

“On September 25, 2014, the Company entered into separate engagement letters with Evercore and Goldman Sachs to act as financial advisors in connection with the Transactions and certain other transactions.  Pursuant to the terms of these engagement letters, the Company agreed to pay Evercore a transaction fee of approximately $10 million and Goldman Sachs a transaction fee of approximately $11.0 million, all of which is contingent upon consummation of the Offer, and the Company has agreed to reimburse certain of Evercore’s and Goldman Sachs’ expenses arising, and indemnify Evercore and Goldman Sachs against certain liabilities that may arise, out of their engagements.”

•                                          By adding the following paragraphs immediately before the section entitled “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Reasons for the Recommendation of the Board”:

“Since the announcement on September 29, 2014, Mr. Reeves has been approached by numerous individuals and entities interested in investing in his next natural resources venture.

On November 2, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins.  The Board considered entering into the Memorandum of Understanding (as defined below) and a proposed amendment to the Merger Agreement (the “Merger Agreement Amendment”) to, among other things, (i) reduce the Company Termination Fee (as defined in the Merger Agreement) from $207.5 million to $59.3 million; (ii) waive the Company’s obligations to provide prior written notice and negotiate in good faith with Parent with respect to a Superior Proposal (as defined in the Merger Agreement) or Change of Board Recommendation (as defined in the Merger Agreement); (iii) release each of the stockholders who executed a Tender Support Agreement from its obligations under its Tender Support Agreement; (iv) require the Company to publicly disclose, within 24 hours, the fact of any bona fide and written Acquisition Proposal (as defined in the Merger Agreement) having been made, provided  such Acquisition Proposal would result in any person or entity becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, regardless of whether the Board affirmatively deems it a Superior Proposal; and (v) extend Acquisition Sub’s offer until 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014).  After further discussion, the Board unanimously approved the Memorandum of Understanding and the Merger Agreement Amendment.

In the afternoon of November 3, 2014, each of the Memorandum of Understanding and the Merger Agreement Amendment was executed and delivered by the parties. A copy of the Memorandum of Understanding has been filed as Exhibit (a)(15) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the Merger Agreement Amendment has been filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

On the evening of November 3, 2014, Parent issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014) and entering into the Memorandum of Understanding.  A copy of the press release has been filed as Exhibit (a)(14) to this Schedule 14D-9 and is incorporated herein by reference.”

•                                          By amending and replacing the second table (and associated footnotes) of the section entitled “The Solicitation or Recommendation—Certain Unaudited Financial Forecasts Prepared by the Management of the Company” with the following tables:

	2014E	2015E	2016E	2017E	2018E	2019E
Production
Oil Production (MBbls)	5,687	10,346	15,820	21,171	26,182	32,499
Gas Production (MMcf)	9,592	15,450	21,283	27,388	32,984	40,059
NGL Production (MBbls)	1,947	3,216	4,390	5,624	6,771	8,259
Total Production (MBoe)	9,233	16,137	23,757	31,360	38,450	47,435
Revenues
Oil	$503,613	$869,855	$1,359,659	$1,819,858	$2,250,753	$2,793,787
Natural Gas	36,987	54,549	77,049	103,432	129,416	159,788
NGL	62,064	99,564	136,089	175,005	212,638	261,453
Adjusted EBITDA(1)	459,596	848,992	1,312,693	1,756,002	2,172,044	2,697,992
DD&A	178.5	293.8	377.1	454.4	528.7	620.5
Discretionary Cash Flow(2)	398,479	770,065	1,220,585	1,523,009	1,901,215	2,293,206
Adjusted EPS	$1.37	$2.93	$5.33	$7.63	$9.78	$12.54
Cash Flow from Operations	$363.2	$790.6	$1,259.7	$1,526.6	$1,946.8	$2,324.4
Development Capital Expenditures	623.2	967.2	1,312.3	1,482.4	1,824.2	1,959.8
Acquisition Capital Expenditures	1,353.9	3.2	4.0	4.0	4.0	4.0
Free Cash Flow	$(1,613.9)	$(179.8)	$(56.6)	$40.1	$118.6	$360.6
Net Debt	$1,442.6	$1,622.5	$1,679.1	$1,639.0	$1,520.4	$1,159.8

(1)                                 Adjusted EBITDA is not a financial measure prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and should not be considered as a substitute for net income (loss) or cash flow from operating activities prepared in accordance with GAAP.  We define Adjusted EBITDA as consolidated net income (loss), plus interest expense, income tax provision, depreciation, depletion and amortization, corporate reorganization costs, acquisition costs, advisory fees, contract termination fees, non-recurring IPO costs, secondary offering costs, non-cash equity-based compensation expense, derivative fair value loss, net derivative settlements received adjusted for recovered premiums, accretion of discount on asset retirement obligations, impairment of oil and natural gas properties, if any, and other non-cash operating items, less interest income, income tax benefit, derivative fair value gain and net derivative settlements paid adjusted for recovered premiums.

(2)                                 Discretionary cash flow is not a financial measure prepared in accordance with GAAP and should not be considered as a substitute for cash flow from operating activities prepared in accordance with GAAP. Discretionary cash flow represents cash flow from operating activities adjusted for changes in working capital, reclassified derivative settlements, capitalized interest expense, cash debt extinguishment costs, non-cash production costs and other amortization costs.

The following table reflects the risked resource summary provided to Goldman Sachs by the management of the Company:

	Oil (MMBbls)	NGLs (MMBbls)	Gas (Bcf)	Total (MMBoe)	Risking
Reserve Category
PDP	46	18	87	79	100%
PDNP	6	2	9	9	100
PUD	65	26	125	113	90
Total Proved	117	46	221	201	94%
Total Unproved	696	185	919	1,035	75%”

•                                          By amending and restating the last bullet of paragraph three of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs” as follows:

“the Company Financial Forecasts, as approved for Goldman Sachs’ use by the Company.”

•                                          By amending and restating and adding additional tables to the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Net Asset Value Analysis of the Company” as follows:

“Goldman Sachs performed an illustrative net asset value analysis of the Company. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that the Company could be expected to generate from its existing proved developed reserves, developed non-producing reserves and undeveloped reserves, and resources as of September 1, 2014. These after-tax cash flows were calculated using the pre-tax and pre-general and administrative cost cash flows contained in the Reserve Report and, per guidance from the management of the Company, assumptions regarding taxes, general and administrative costs and risking by asset, and incorporating a flat pricing assumption of $4.00 per Mcf for Henry Hub natural gas and $90.00 per barrel of West Texas Intermediate (“WTI”) crude oil for 2014 and thereafter through the end of the economic life of the applicable asset. Goldman Sachs calculated indications of net present values of the after-tax cash flows for the Company using discount rates ranging from 10% to 12%, reflecting Goldman Sachs’ estimate of the Company’s weighted average cost of capital. The weighted average cost of capital was derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the U.S. financial markets generally. Goldman Sachs then calculated indications of the Company’s illustrative net asset value by adding (i) the illustrative discounted after-tax cash flows calculated above, plus (ii) the present value of estimated mark to market commodity hedges, calculated by applying discount rates ranging from 10% to 12%, minus (iii) per the Company Financial Forecasts or guidance from the management of the Company, as applicable, (1) the after-tax general and administrative costs, calculated by applying discount rates ranging from 10% to 12% (2) the present value of taxes payable by the Company, calculated by applying discount rates ranging from 10% to 12% (3) the face value of the Company’s net debt as of August 31, 2014, and (4) the Company’s net working capital as of August 31, 2014. This analysis implied an illustrative range of net asset values per Share from $38.31 to $50.99. Using a discount rate of 11%, the midpoint of the discount rate range referenced above, and the resulting implied net asset value per Share of $44.17, Goldman Sachs then calculated the implied net asset value per barrel for each of the Company’s proved developed reserves, developed non-producing reserves, undeveloped reserves and total unproved reserves, each as of September 1, 2014.  The following table summarizes the results of Goldman Sachs’ analysis:

Implied After-Tax Net Asset Value Per Barrel ($/boe)

Management Case

Proved Developed Reserves	$19.36
Proved Developed Non-Producing Reserves	$20.23
Proved Undeveloped Reserves	$7.16
Total Unproved Reserves	$6.55

Goldman Sachs also conducted this analysis using the same discount rates from 10% to 12%, but assuming a pricing assumption of the September 26, 2014 NYMEX calendar strip for WTI crude oil and Henry Hub natural gas through 2019 and assuming flat pricing similar to the previous case in 2020 and thereafter through the end of the economic life of the applicable asset. This analysis implied an illustrative range of net asset values per Share from $33.93 to $45.76.  Using a discount rate of 11%, the midpoint of the discount rate range referenced above, and the resulting implied net asset value per Share of $39.40, Goldman Sachs then calculated the implied net asset value per barrel for each of the Company’s proved developed reserves, developed non-producing reserves, undeveloped reserves and total unproved reserves, each as of September 1, 2014.  The following table summarizes the results of Goldman Sachs’ analysis:

Implied After-Tax Net Asset Value Per Barrel ($/boe)

NYMEX Calendar Strip Case

Proved Developed Reserves	$18.84
Proved Developed Non-Producing Reserves	$19.75
Proved Undeveloped Reserves	$6.50
Total Unproved Reserves	$5.95	”

•                                          By amending and restating the first paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Illustrative Present Value of Future Share Price Analysis” as follows:

“Goldman Sachs performed illustrative analyses of the implied present value of the potential future price per Share at the year-end of each of the calendar years 2015 and 2016 using one-year forward earnings before interest, taxes, depreciation and amortization (which we refer to in this section as EBITDA) estimates based on the Company Financial Forecasts for the calendar years 2016 and 2017, respectively. This analysis is designed to provide an indication of the present value of a theoretical future value of the Company’s equity. Goldman Sachs first calculated illustrative enterprise values of the Company at the year-end of each of the calendar years 2015 and 2016 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2016 and 2017 by one-year forward enterprise value to EBITDA multiples ranging from 5.0x to 7.0x. This range of enterprise value to EBITDA multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and enterprise value to EBITDA multiples for the Company and selected companies that exhibited similar business characteristics to the Company. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the Company Financial Forecasts from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted Shares outstanding based on information provided by the Company’s management. Goldman Sachs then calculated the present values of each implied future value per Share by discounting the implied future values per Share to September 2014, using a discount rate of 14.0%, reflecting Goldman Sachs’ estimate of the Company’s cost of equity. The cost of equity was derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the Company’s target capital structure and historical beta, as well as certain financial metrics for the U.S. financial markets generally. The following table summarizes the results of Goldman Sachs’ analysis:”

•                                          By amending and restating the first paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Selected Transactions Analysis” as follows:

“Goldman Sachs analyzed certain information obtained from the IHS Herold database relating to all business combination transactions of over $500 million in consideration since 2009 involving U.S. public company targets in the exploration and production industry (excluding transactions that did not result in a premium paid to the undisturbed target share price of the target):”

•                                          By amending and restating the second and third paragraphs and adding an additional table immediately after the third paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Selected Companies Analysis” as follows:

“Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded oil and gas exploration and production companies with operations and assets concentrated in the Midland Basin.

Goldman Sachs calculated and compared various financial multiples and ratios for the Company and the selected companies based on financial data as of September 26, 2014, information it obtained from SEC filings, IBES estimates, Capital IQ estimates, Bloomberg and, with respect to the Company, the Forecasts. Goldman Sachs calculated the selected companies’ implied enterprise value as a multiple of estimated EBITDA for each of fiscal year 2015 and 2016 and compared such ratios to the results for the Company. The following tables summarize the results of this analysis:

Selected Company	Enterprise Value as a Multiple of 2015E EBITDA	Enterprise Value as a Multiple of 2016E EBITDA
Diamondback Energy, Inc.	7.9x	5.7x
Laredo Petroleum, Inc.	6.2x	4.8x
Parsley Energy, Inc.	5.4x	4.0x
Pioneer Natural Resources Co.	9.5x	7.8x
RSP Permian, Inc.	6.3x	5.3x”

•                                          By amending and restating the fourth paragraph and adding an additional table immediately after the fourth paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Selected Companies Analysis” as follows:

“Goldman Sachs also calculated the selected companies’ price as a multiple of estimated discretionary cash flow per share for each of fiscal year 2015 and 2016 and compared such ratios to the results for the Company. The following tables summarize the results of this analysis:

Selected Company	Price as a Multiple of 2015E Discretionary Cash Flow	Enterprise Value as a Multiple of 2016E Discretionary Cash Flow
Diamondback Energy, Inc.	7.2x	5.1x
Laredo Petroleum, Inc.	5.4x	4.0x
Parsley Energy, Inc.	7.1x	4.7x
Pioneer Natural Resources Co.	9.7x	7.8x
RSP Permian, Inc.	5.8x	4.6x”

•                                          By amending and restating the sixth paragraph and adding an additional table immediately after the sixth paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Selected Companies Analysis” as follows:

“The following tables summarize the results of this analysis:

Selected Company	Reserve Value as a Multiple of Proved Reserves ($/Boe)	Reserve Value as a Multiple of 2015E Daily Production ($/Boe/d)	Reserve Value as a Multiple of 2016E Daily Production ($/Boe/d)
Diamondback Energy, Inc.	$43.50	$108,770	$83,040
Laredo Petroleum, Inc.	$20.54	$91,732	$76,756
Parsley Energy, Inc.	$35.35	$101,805	$70,917
Pioneer Natural Resources Co.	$35.58	$126,005	$106,800
RSP Permian, Inc.	$29.10	$118,275	$91,496	”

•                                          By amending and restating the second paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Public Deal Premiums Review” as follows:

“Using a reference range of 28.0% to 52.0% 1-day premiums for cash-only transactions involving U.S. public company targets having transaction enterprise values between $5 billion and $10 billion since 2004 (which reference range Goldman Sachs derived based on the low and the high of the median transaction premiums for each year for the selected transactions referenced in the table immediately above), and based on the Company’s Share price of $46.73 on September 26, 2014, Goldman Sachs calculated an illustrative range of implied values per Share of approximately $59.81 to $71.03.”

•                                          By amending and restating the seventh paragraph of the section entitled “The Solicitation or Recommendation—Opinion of Goldman Sachs—Pubic Deal Premiums Review” as follows:

“Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Apollo Parent, and its affiliates and affiliated portfolio companies, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 18,157,900 Shares in August 2013; as joint bookrunner with respect to the public offering of 16,100,000 Shares in February 2014; as joint bookrunner with respect to the issuance of the Company’s 6.0% Senior Notes due 2022 (aggregate principal amount $650 million) in April 2014; as joint bookrunner with respect to the public offering of 14,806,250 Shares in April 2014; and joint bookrunner with respect to the public offering of 12,500,000 Shares in July 2014. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Apollo Parent and/or its affiliates and portfolio companies from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in September 2012; as joint bookrunner with respect to the initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo Parent, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in April 2013; as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in December 2013; as co-lead manager with respect to the initial public offering of 35,200,000 shares of EP Energy LLC, a portfolio company of funds affiliated with Apollo Parent, in January 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord Industries LLC (“Rexnord”), a portfolio company of funds affiliated with Apollo Parent, in January 2014; as joint bookrunner with respect to the public offering of 17,250,000 shares of Sprouts Farmers Markets Inc. (“Sprouts”), a portfolio company of funds affiliated with Apollo Parent, in March 2014; as joint bookrunner with respect to the issuance by Ceva Logistics US, Incorporated a portfolio company of funds affiliated with Apollo Parent, of its 7.0% and 9.0% Secured Notes due 2021 (aggregate principal amount $625 million) in March 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord in May 2014; as co-lead manager with respect to the public offering of 19,583,334 shares of MONIER, a portfolio company of funds affiliated with Apollo Parent, in June 2014; and as lead bookrunner with respect to the public offering of 17,158,191 shares of Sprouts in August 2014. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, and their respective affiliates and Apollo Parent and its affiliates and affiliated portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Apollo Parent and its affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo Parent from time to time and may do so in the future.”

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                                                                                          By amending and restating the information set forth in the section entitled “Additional Information—Certain Litigation” in its entirety to read as follows:

“Following the announcement of the execution of the Merger Agreement: (i) a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014, being Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14 (the “Youdall Complaint”); (ii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 9, 2014, being Gary Shayne, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10218 (the “Shayne Complaint”); (iii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Maxine Phillips, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10246 (the “Phillips Complaint”); (iv) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Mandle Rousseau, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10250 (the “Rousseau Complaint”); and (v) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 23, 2014, being The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated v. Robert C. Reeves et al, Case No. 10277 (the “Cambridge Complaint,” and together with the Youdall Complaint, the Shayne Complaint, the Phillips Complaint and the Rousseau Complaint, collectively, the “Complaints”).

The Youdall Complaint names as defendants the members of the Board, Parent and Acquisition Sub. Each of the Shayne Complaint, the Phillips Complaint and the Rousseau Complaint names as defendants the Company, the members of the Board, Parent and Acquisition Sub. The Cambridge Complaint names as defendants the members of the Board, Apollo Parent, Parent and Acquisition Sub. The complaints allege that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Parent and, in the case of the Cambridge Complaint, Apollo Parent, aided and abetted the purported breaches of fiduciary duty. The Phillips Complaint, the Rousseau Complaint and the Cambridge Complaint also allege that the Schedule 14D-9 filed by the Company is materially misleading and/or fails to disclose material information necessary for a reasonable stockholder to make an informed decision regarding the Offer. The actions seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

A copy of each of the Youdall Complaint, the Shayne Complaint, the Phillips Complaint, the Rousseau Complaint and the Cambridge Complaint are attached to the Schedule 14D-9 as Exhibits (a)(9), (a)(10), (a)(11), (a)(12) and (a)(13) respectively, and are hereby incorporated by reference.

On November 3, 2014, the parties to the Complaints filed in the Court of Chancery of The State of Delaware and the District Court of Tarrant County, Texas, entered into a memorandum of understanding (the “Memorandum of Understanding”) providing for the settlement of the Complaints, pursuant to which, among other things, Parent, Acquisition Sub and the Company agreed to amend certain provisions of the Merger Agreement. Pursuant to the Memorandum of Understanding, the plaintiffs agreed to stay the proceedings in the Complaints pending the negotiation, execution and final approval of a settlement agreement and settlement by the Court of Chancery of The State of Delaware.

Under the Memorandum of Understanding, the settlement would resolve the allegations by all plaintiffs in the Complaints against all defendants in the Complaints in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby and, pending approval of the Court of Chancery of The State of Delaware, provide for a release by the putative class of the Company’s stockholders of all claims asserted against all defendants in the Complaints and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Memorandum of Understanding, Parent, the Company and Acquisition Sub agreed, among other things, to amend the Merger Agreement to (a) reduce the amount of the Company Termination Fee (as defined in the Merger Agreement), (b) waive the Company’s obligations to provide prior written notice and negotiate in good faith with Parent with respect to a Superior Proposal (as defined in the Merger Agreement) or Change of Board Recommendation (as defined in the Merger Agreement), (c) require the Company to publicly disclose, within 24 hours, the fact of any bona fide and written Acquisition Proposal (as defined in the Merger Agreement) having been made, provided such Acquisition Proposal would result in any person or entity becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, regardless of whether the Board affirmatively deems it a Superior Proposal, and (d) extend the initial expiration date of the Offer until 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014).

Pursuant to the Memorandum of Understanding, Parent and Acquisition Sub agreed to fully release each of the stockholders who executed a Tender Support Agreement from its obligations under its Tender Support Agreement.

In addition, the settlement is subject to the satisfaction of additional conditions relating to, among other things, negotiation of a definitive settlement agreement and receipt of approval of the settlement from the Court of Chancery of The State of Delaware.  There can be no assurance that the parties will ultimately enter into a definitive settlement agreement or that the Court of Chancery of The State of Delaware will approve the settlement.  If a definitive settlement agreement is not executed or the conditions to settlement are not met, the settlement as contemplated by the Memorandum of Understanding would be of no further force and effect.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(14)

Press Release issued by Encana Corporation, dated November 3, 2014 (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on November 3, 2014).

(a)(15)

Memorandum of Understanding, dated November 3, 2014, by and among the parties to the actions described in the Complaints (incorporated by reference to Exhibit (a)(5)(xiv) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on November 3, 2014).

(e)(19)

Amendment to the Agreement and Plan of Merger, dated November 3, 2014, by and among Encana Corporation, Alenco Acquisition Company Inc. and Athlon Energy Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on November 3, 2014).

(e)(20)

Form of Release Letter, dated November 3, 2014, executed by Encana Corporation and Alenco Acquisition Company Inc. and addressed to the other parties to the Tender Support Agreements (incorporated by reference to Exhibit (d)(9) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on November 3, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Athlon Energy Inc.

By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

Dated: November 4, 2014